April 15, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TRI Pointe Homes, Inc.

Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is sent on behalf of TRI Pointe Homes, Inc. (the “Company”), and certain subsidiary guarantors of the Company (the “Guarantors”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and the Guarantors pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offers to exchange (the “Exchange Offers”) (i) $450,000,000 aggregate principal amount of newly issued 4.375% Senior Notes due 2019 (the “New 2019 Notes”), and the related guarantees, for a like principal amount of outstanding restricted 4.375% Senior Notes due 2019 (the “Outstanding 2019 Notes”), and the related guarantees; and (ii) $450,000,000 aggregate principal amount of newly issued 5.875% Senior Notes due 2024 (the “New 2024 Notes” and, together with the New 2019 Notes, collectively the “New Notes”), and the related guarantees, for a like principal amount of outstanding restricted 5.875% Senior Notes due 2024 (the “Outstanding 2024 Notes” and, together with the Outstanding 2019 Notes, collectively the “Outstanding Notes”), and the related guarantees.

The Company and the Guarantors are registering the Exchange Offers pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. Neither the Company nor the Guarantors have entered into any arrangement or understanding with any person to distribute the New Notes to be received in either of the Exchange Offers and, to the best of the Company’s and each Guarantor’s information and belief, each person participating in one or both of the Exchange Offers will be acquiring the applicable New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of such New Notes. In this regard, the Company will make each person participating in either of the Exchange Offers aware (through the prospectus that forms a part of the Registration Statement and will be used in connection with the Exchange Offers (the “Exchange Offer Prospectus”)) that

19540 JAMBOREE ROAD, SUITE 300, IRVINE, CA 92612

P. 949.438.1400 F. 949.438.1401

any person using one or both the Exchange Offers to participate in a distribution of the applicable New Notes to be received in the Exchange Offers (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in one or both of the Exchange Offers a provision equivalent to the following:

If the exchange offeree is a broker-dealer that will receive New Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it may be a statutory underwriter and that it will deliver a prospectus in connection with any resale of such New Notes; however, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Company will also require that each participant in one or both of the Exchange Offers furnish a representation in the transmittal letter or similar documentation that neither such participant nor, to the actual knowledge of such participant, any other person receiving New Notes from such participant, has any arrangement or understanding with any person to participate in the distribution of such New Notes.

The Company will make each person participating in one or both of the Exchange Offers aware and will make broker-dealers participating in one or both of the Exchange Offers aware (through the Exchange Offer Prospectus) that any broker-dealer that resells New Notes that were received by it for its own account pursuant to either of the Exchange Offers and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

Please do not hesitate to contact Michael E. Flynn of Gibson, Dunn & Crutcher LLP at (949) 451-4054 or the undersigned at (949) 438-1400 with any questions or comments concerning this letter.

[Signature page follows]

Kind regards,

/s/ Bradley W. Blank
Bradley W. Blank

Vice President, General Counsel and Secretary,
TRI Pointe Homes, Inc.

cc:	Michael E. Flynn, Gibson, Dunn & Crutcher LLP

Brian J. Lane, Gibson, Dunn & Crutcher LLP

[SIGNATURE PAGE TO TRI POINTE HOMES, INC. EXXON CAPITAL LETTER]